Condensed Interim Consolidated Balance Sheets
Unaudited (in thousands of U.S. dollars)
	Notes	September 30, 2022	December 31, 2021

Assets
Non-current assets
Rental properties	4	$11,103,970	$7,978,396
Equity-accounted investments in multi-family rental properties	5	19,655	199,285
Equity-accounted investments in Canadian residential developments	6	95,967	98,675
Canadian development properties	7	130,978	133,250
Investments in U.S. residential developments	8	134,406	143,153
Restricted cash		194,057	123,329
Goodwill		29,726	29,726
Deferred income tax assets	10	78,847	96,945
Intangible assets		7,638	9,324
Other assets		93,129	84,749
Derivative financial instruments	17	7,588	363
Total non-current assets		11,895,961	8,897,195

Current assets
Cash		141,919	176,894
Amounts receivable	14	118,485	41,582
Prepaid expenses and deposits		37,193	32,946
Assets held for sale	3	212,788	—
Total current assets		510,385	251,422
Total assets		$12,406,346	$9,148,617

Liabilities
Non-current liabilities
Long-term debt	15	$5,173,379	$3,662,628
Due to Affiliate	16	255,498	256,362
Derivative financial instruments	17	75,036	230,305
Deferred income tax liabilities	10	589,592	461,689
Limited partners' interests in single-family rental business		1,648,275	947,452
Long-term incentive plan	22	23,793	21,431
Performance fees liability	23	35,697	48,358
Other liabilities		29,326	28,958
Total non-current liabilities		7,830,596	5,657,183

Current liabilities
Amounts payable and accrued liabilities		198,210	102,954
Resident security deposits		72,359	56,785
Dividends payable	19	15,878	15,821
Current portion of long-term debt	15	480,321	254,805
Current portion of long-term incentive plan	22	4,744	—
Current portion of performance fees liability	23	45,189	—
Total current liabilities		816,701	430,365
Total liabilities		8,647,297	6,087,548

Equity
Share capital	20	2,126,958	2,114,783
Contributed surplus		24,199	22,790
Cumulative translation adjustment		3,128	22,842
Retained earnings		1,599,534	893,379
Total shareholders' equity		3,753,819	3,053,794
Non-controlling interest		5,230	7,275
Total equity		3,759,049	3,061,069
Total liabilities and equity		$12,406,346	$9,148,617
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors
David Berman                    Michael Knowlton

Condensed Interim Consolidated Statements of Comprehensive Income
Unaudited (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)
		For the three months ended		For the nine months ended
	Notes	September 30, 2022	September 30, 2021(1)	September 30, 2022	September 30, 2021(1)

Revenue from single-family rental properties	11	$170,769	$115,121	$464,692	$321,516
Direct operating expenses		(54,464)	(39,417)	(150,718)	(108,896)
Net operating income from single-family rental properties		116,305	75,704	313,974	212,620

Revenue from private funds and advisory services	12	$112,470	$10,972	$145,268	$33,015

Income from equity-accounted investments in multi-family rental properties	5	169	18	499	178
Income (loss) from equity-accounted investments in Canadian residential developments	6	3,621	(1,909)	3,508	(1,885)
Other income	13	5,448	393	8,869	928
Income from investments in U.S. residential developments	8	5,680	6,286	12,987	21,196
Compensation expense	22	(25,859)	(17,941)	(76,848)	(54,233)
Performance fees (expense) recovery	23	(4,375)	293	(32,056)	(1,418)
General and administration expense		(14,048)	(9,182)	(40,828)	(26,855)
Loss on debt modification and extinguishment	15, 18	(6,816)	(3,497)	(6,816)	(3,497)
Transaction costs		(3,658)	(3,793)	(11,359)	(9,430)
Interest expense	18	(60,094)	(38,561)	(142,812)	(112,032)
Fair value gain on rental properties	4	107,166	362,285	802,573	728,899
Fair value loss on Canadian development properties	7	(1,314)	—	(440)	—
Fair value gain (loss) on derivative financial instruments and other liabilities	17	31,866	(68,747)	158,991	(147,394)
Amortization and depreciation expense		(3,853)	(3,812)	(10,844)	(9,311)
Realized and unrealized foreign exchange gain (loss)		623	13	662	(2,527)
Net change in fair value of limited partners’ interests in single-family rental business		(42,318)	(67,015)	(246,553)	(142,402)
		(7,762)	154,831	419,533	240,217
Income before income taxes from continuing operations		$221,013	$241,507	$878,775	$485,852
Income tax recovery (expense) - current	10	29,860	(415)	28,294	44,042
Income tax expense - deferred	10	(72,087)	(66,745)	(183,578)	(180,976)
Net income from continuing operations		$178,786	$174,347	$723,491	$348,918

Income (loss) before income taxes from discontinued operations	3, 5	2,277	27,539	37,889	(36,030)
Income tax expense - current	3	(45,094)	—	(45,094)	(46,502)
Income tax recovery - deferred	3	40,482	—	40,482	56,164
Net (loss) income from discontinued operations		(2,335)	27,539	33,277	(26,368)
Net income		$176,451	$201,886	$756,768	$322,550

Attributable to:
Shareholders of Tricon		175,591	200,845	753,773	320,133
Non-controlling interest		860	1,041	2,995	2,417
Net income		$176,451	$201,886	$756,768	$322,550

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		(15,812)	(5,671)	(19,714)	(1,710)
Comprehensive income for the period		$160,639	$196,215	$737,054	$320,840

Attributable to:
Shareholders of Tricon		159,779	195,174	734,059	318,423
Non-controlling interest		860	1,041	2,995	2,417
Comprehensive income for the period		$160,639	$196,215	$737,054	$320,840

Basic earnings per share attributable to shareholders of Tricon
Continuing operations	21	$0.65	0.80	$2.63	1.70
Discontinued operations	21	(0.01)	0.13	0.12	(0.13)
Basic earnings per share attributable to shareholders of Tricon		$0.64	$0.93	$2.75	$1.57

Diluted earnings per share attributable to shareholders of Tricon
Continuing operations	21	$0.49	0.80	$1.87	1.69
Discontinued operations	21	(0.01)	0.12	0.11	(0.13)
Diluted earnings per share attributable to shareholders of Tricon		$0.48	$0.92	$1.98	$1.56

Weighted average shares outstanding - basic	21	274,710,065	215,546,550	274,474,675	203,272,703
Weighted average shares outstanding - diluted	21	311,910,445	217,768,873	312,023,897	205,305,513
(1) Certain comparative figures have been adjusted to conform with the current period presentation. Refer to Note 2 for further details.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Equity
Unaudited (in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non - controlling interest	Total

Balance at January 1, 2022		$2,114,783	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069

Net income		—	—	—	753,773	753,773	2,995	756,768
Cumulative translation reserve		—	—	(19,714)	—	(19,714)	—	(19,714)
Distributions to non-controlling interest		—	—	—	—	—	(5,040)	(5,040)
Dividends/Dividend reinvestment plan	19	3,523	—	—	(47,618)	(44,095)	—	(44,095)
Stock-based compensation	22	739	2,866	—	—	3,605	—	3,605
Preferred units exchanged	16, 20	8,015	—	—	—	8,015	—	8,015
Shares reserved for restricted share awards	22	(102)	—	—	—	(102)	—	(102)
Tax adjustment for equity issuance costs	10	—	(1,457)	—	—	(1,457)	—	(1,457)
Balance at September 30, 2022		$2,126,958	$24,199	$3,128	$1,599,534	$3,753,819	$5,230	$3,759,049

Balance at January 1, 2021		$1,192,963	$19,738	$23,395	$499,000	$1,735,096	$8,142	$1,743,238

Net income		—	—	—	320,133	320,133	2,417	322,550
Bought deal offering		161,842	—	—	—	161,842	—	161,842
Cumulative translation reserve		—	—	(1,710)	—	(1,710)	—	(1,710)
Distributions to non-controlling interest		—	—	—	—	—	(5,139)	(5,139)
Dividends/Dividend reinvestment plan	19	4,513	—	—	(35,055)	(30,542)	—	(30,542)
Debentures conversion		206,798	—	—	—	206,798	—	206,798
Stock-based compensation	22	964	1,939	—	—	2,903	—	2,903
Shares reserved for restricted share awards	22	(62)	—	—	—	(62)	—	(62)
Balance at September 30, 2021		$1,567,018	$21,677	$21,685	$784,078	$2,394,458	$5,420	$2,399,878
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows
Unaudited (in thousands of U.S. dollars)
		For the three months ended		For the nine months ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

CASH PROVIDED BY (USED IN)
Operating activities
Net income		$176,451	$201,886	$756,768	$322,550
Net loss (income) from discontinued operations	3	2,335	(27,539)	(33,277)	26,368
Adjustments for non-cash items	27	(10,569)	(148,710)	(463,820)	(235,532)
Cash paid for AIP, LTIP and performance fees, net of equity contribution	22, 23	(1,043)	(1,054)	(14,142)	(8,786)
Advances made to investments	5, 6, 8	(4,975)	(2,288)	(19,144)	(21,419)
Distributions received from investments	5, 6, 8	7,422	14,084	45,896	44,172
Changes in non-cash working capital items	27	(62,505)	25,162	(24,155)	(6,493)
Net cash provided by operating activities from continuing operations		107,116	61,541	248,126	120,860
Net cash used in operating activities from discontinued operations		—	—	—	(2,593)
Net cash provided by operating activities		$107,116	$61,541	$248,126	$118,267

Investing activities
Acquisition of rental properties	4	(646,896)	(656,404)	(2,109,793)	(1,214,089)
Capital additions to rental properties	4	(100,608)	(52,568)	(258,387)	(123,882)
Disposition of rental properties	4	14,124	14,193	45,179	22,436
Disposition of Bryson MPC Holdings LLC	13	11,041	—	11,041	—
Additions to fixed assets and other non-current assets		(7,476)	(7,320)	(26,787)	(25,253)
Net cash used in investing activities from continuing operations		(729,815)	(702,099)	(2,338,747)	(1,340,788)
Net cash provided by investing activities from discontinued operations		—	505	—	421,774
Net cash used in investing activities		$(729,815)	$(701,594)	$(2,338,747)	$(919,014)

Financing activities
Lease payments		(676)	(650)	(1,935)	(1,823)
Issuance of common shares - net of issuance costs	20	—	—	—	160,121
Proceeds from corporate borrowing		97,000	162,212	294,000	233,212
Repayments of corporate borrowing		(45,134)	(159,082)	(113,334)	(242,237)
Proceeds from rental and development properties borrowing		1,205,868	590,209	3,142,803	1,050,006
Repayments of rental and development properties borrowing		(708,384)	(58,218)	(1,600,020)	(465,103)
Dividends paid	19	(14,905)	(10,216)	(44,038)	(28,759)
Change in restricted cash		(35,710)	(27,119)	(70,728)	(39,843)
Contributions from limited partners		128,365	210,605	489,388	341,560
Distributions to limited partners		(6,810)	—	(35,118)	(2,754)
Distributions to non-controlling interests		(1,198)	(1,596)	(5,040)	(5,139)
Net cash provided by financing activities from continuing operations		618,416	706,145	2,055,978	999,241
Net cash used in financing activities from discontinued operations		—	—	—	(102,849)
Net cash provided by financing activities		$618,416	$706,145	$2,055,978	$896,392

Effect of foreign exchange rate difference on cash		(261)	(60)	(332)	(1)

Change in cash during the period		(4,544)	66,032	(34,975)	95,644
Cash - beginning of period		146,463	84,770	176,894	55,158
Cash - end of period		$141,919	$150,802	$141,919	$150,802

Supplementary information
Cash paid on
Income taxes		$—	$620	$872	$620
Interest		$51,689	$36,195	$122,113	$113,413
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1.    NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 35,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing third-party capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

These condensed interim consolidated financial statements were approved for issue on November 8, 2022 by the Board of Directors of Tricon.

2.    BASIS OF PRESENTATION

The following is a summary of the significant accounting policies applied in the preparation of these condensed interim consolidated financial statements.

Basis of preparation and measurement

Preparation of consolidated financial statements

The condensed interim consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard, Interim Financial Reporting ("IAS 34"), on a basis consistent with the accounting policies disclosed in the Company's annual financial statements. They should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2021.

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family(1)	Held for sale as at September 30, 2022	Equity method	Equity-accounted investments in multi-family rental properties held for sale as at September 30, 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A

Canadian residential developments
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A

57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL - Block 8 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 20 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Blocks 3/4/7 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 10 (Canary Landing)	Joint venture	Equity method			N/A
6~8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
7 Labatt(2)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
Symington	Joint venture	Equity method			N/A

U.S. residential developments
THPAS JV-1	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A

Private Funds and Advisory
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) During the current period, the Company classified its equity-accounted investment in U.S. multi-family rental properties as held for sale (Note 3).
(2) On November 12, 2021, the Company's joint venture, Labatt Village Holding LP, sold its 80% ownership interest in the 7 Labatt project to the remaining joint venture partner.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Changes to comparative figures

Certain comparative figures have been adjusted to conform with the current period presentation, as shown in the tables below. There was no impact on the net income and comprehensive income of the Company as a result of this change in presentation.

(in thousands of U.S. dollars)	As previously reported	Reclassify performance fees expense(1)	Reclassify resident recoveries (2)	Reclassify income from discontinued operations(3)	As adjusted

For the three months ended September 30, 2021

Revenue from single-family rental properties	$113,977	$—	$1,144	$—	$115,121
Direct operating expenses	(38,273)	—	(1,144)	—	(39,417)
Income from equity-accounted investments in multi-family rental properties	27,557	—	—	(27,539)	18
Compensation expense	(17,648)	(293)	—	—	(17,941)
Performance fees expense	—	293	—	—	293
Income (loss) before taxes from discontinued operations	—	—	—	27,539	27,539

(in thousands of U.S. dollars)	As previously reported	Reclassify performance fees expense(1)	Reclassify resident recoveries (2)	Reclassify income from discontinued operations(3)	As adjusted

For the nine months ended September 30, 2021

Revenue from single-family rental properties	$318,372	$—	$3,144	$—	$321,516
Direct operating expenses	(105,752)	—	(3,144)	—	(108,896)
Income from equity-accounted investments in multi-family rental properties	41,372	—	—	(41,194)	178
Compensation expense	(55,651)	1,418	—	—	(54,233)
Performance fees expense	—	(1,418)	—	—	(1,418)
Income (loss) before taxes from discontinued operations	(77,224)	—	—	41,194	(36,030)

(1) The interests of participating senior management in equity interests in certain Investment Vehicles have been reclassified from compensation expense to conform with the current period presentation (Note 23).
(2) Resident recoveries previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties (Note 11).
(3) In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Company reclassified the prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations (Note 3).

Accounting standards and interpretations adopted

Effective January 1, 2022, the Company has adopted the amendment to IFRS 3, Business Combinations, when determining what constitutes an asset or a liability in a business combination. This amendment also includes a new exception for certain liabilities and contingent liabilities and clarified that an acquirer should not recognize contingent assets at the acquisition date. The Company also adopted the amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), to account for the cost of fulfilling a contract when an onerous contract is established. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In January 2020, the International Accounting Standards Board ("IASB") issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. In February 2021, the IASB added an IFRS

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

practice statement to IAS 1 and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023.

In May 2021, the IASB issued amendments to IAS 12, Income Taxes ("IAS 12"), to clarify how companies should account for deferred tax on transactions, such as leases and decommissioning obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

Significant judgments - Discontinued operations

Note 3 describes the classification of the Company's 20% equity interest in Tricon US Multi-Family REIT LLC as an asset held for sale and a discontinued operation in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations ("IFRS 5"). With the anticipated sale of the Company's remaining equity interest in this investment, the Company recognized performance fee income of $99,865 on the basis that it was highly probable that a significant reversal in the amount of revenue recognized will not occur in accordance with IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), as income from continuing operations. Whether this performance fee income should also be classified as income from discontinued operations is a significant judgment.

The Company provides asset management services to third-party investors for which it earns performance fees as part of its private funds and advisory services business. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle, upon the occurrence of an event that includes the repayment of investor capital and a predetermined rate of return. Under the asset management agreement within the Investment Vehicle, the Company had estimated the performance fee to be earned after five years. The Company continues to provide services to one of the primary investors through other Investment Vehicles.

After the assessment, management concluded that the performance fee income recognized from the exit of Tricon US Multi-Family REIT LLC forms part of the Company's continuing operations as the Company would have earned the fee at the end of the investment's life irrespective of the early exit. The Company maintains its private funds and advisory services as one of the main segments of the business.

3.    ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

During the three months ended September 30, 2022, the Company actively marketed the U.S. multi-family rental portfolio with the intent to divest its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company's equity-accounted investment in U.S. multi-family rental properties was classified as assets held for sale as at September 30, 2022 and was measured at the lower of its carrying amount and fair value less cost to sell in accordance with IFRS 5 with no adjustments made to the carrying value. Subsequent to quarter-end, the Company closed the divestiture transaction (Note 28).

The table below presents the carrying value of the net assets of the disposal group as at September 30, 2022.

		September 30, 2022
(in thousands of U.S. dollars)	Location	Tricon's ownership %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Tricon's share of net assets

Tricon US Multi-Family REIT LLC	U.S. Sun Belt	20%	$10,179	$1,875,622	$24,607	$797,252	$1,063,942	$212,788

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company reclassified the current- and prior-period income from equity-accounted investments in U.S. multi-family rental properties as discontinued operations, separate from the Company's continuing operations. The profit or loss of the discontinued operations was as follows:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Revenue	$34,173	$30,636	$99,365	$88,212
Expenses	(22,787)	(21,724)	(65,928)	(72,362)
Fair value gain on U.S. multi-family rental properties	—	128,783	156,009	190,120
Net and other comprehensive income	11,386	137,695	189,446	205,970

Tricon's share of net income at 20%	2,277	27,539	37,889	41,194
Loss before income taxes from discontinued operations previously recorded(1)	—	—	—	(77,224)
Income tax expense - current	(45,094)	—	(45,094)	(46,502)
Income tax recovery - deferred	40,482	—	40,482	56,164
Net (loss) income from discontinued operations	$(2,335)	$27,539	$33,277	$(26,368)
(1) The loss before income taxes from discontinued operations is attributable to the initial syndication of 80% of Tricon US Multi-Family REIT LLC on March 31, 2021.

4.    RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$7,978,396	$6,321,918
Acquisitions(1)	2,109,793	1,835,235
Capital expenditures	258,387	198,602
Fair value adjustments(2)	802,573	990,575
Dispositions(3)	(45,179)	(1,367,934)
Balance, end of period	$11,103,970	$7,978,396
(1) The total purchase price includes $2,724 (2021 - $2,720) of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $1,828 for the nine months ended September 30, 2022 and realized fair value gains of $409 for the year ended December 31, 2021 on the single-family rental properties.
(3) Dispositions for the year ended December 31, 2021 reflect the deconsolidation of the $1,333,406 U.S. multi-family rental portfolio on March 31, 2021.

The Company used the following techniques to determine the fair value measurements included in the condensed interim consolidated financial statements categorized under Level 3.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined primarily by using the Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), as applicable. In addition, homes that were purchased in the last three to six months (or properties purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO when a home is included in a new debt facility.

The HPI methodology is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO as well as single-family rental homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The Company uses a weighted twelve-month trailing average HPI change to update the value of its single-family rental homes, with a heavier weight applied to more recent data to incorporate prevailing market conditions. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

The Company performed a valuation at August 31, 2022 for rental homes acquired prior to July 1, 2022, according to its valuation policy and based on the best information available. Subsequent to the valuation date, management exercised its discretion to moderate the fair value gain after observing a decline in home prices in September amid rising interest rates and increasing economic uncertainty. Moderated HPI growth during the quarter was 1.5%, net of capital expenditures, compared to 7.0% in the same period in the prior year. There were 1,682 homes valued using the BPO method during the quarter. The combination of the HPI and BPO methodologies resulted in a fair value gain of $107,166 and $802,573 for the three and nine months ended September 30, 2022, respectively (2021 - $362,285 and $728,899).

Sensitivity

The weighted average of the quarterly HPI change was 1.5% (2021 - 7.0%). If the change in the quarterly HPI increased or decreased by 0.5%, the impact on the single-family rental property balance at September 30, 2022 would be $41,847 and ($41,847), respectively (2021 - $25,178 and ($25,178)).

5.    EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

As at December 31, 2021, the Company’s equity-accounted investments in multi-family rental properties included a joint venture arrangement that operated a portfolio of 23 multi-family rental properties in the U.S. Sun Belt markets, as well as an investment in associate ("592 Sherbourne LP", operating as "The Selby"), a 500-suite class A multi-family rental property in Toronto, over which the Company has significant influence. During the current period, the Company classified its equity-accounted investment in U.S. multi-family rental properties as held for sale (Note 3).

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$199,285	$19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	—	107,895
Advances	—	453
Distributions	(3,644)	(4,428)
Income from equity-accounted investments in multi-family rental properties(1)	38,388	75,333
Transfer of equity-accounted investment in U.S. multi-family rental properties to assets held for sale (Note 3)	(212,788)	—
Translation adjustment	(1,586)	119
Balance, end of period	$19,655	$199,285
(1) Of the $38,388 income from equity-accounted investments earned during the year, $37,889 was attributable to U.S. multi-family rental properties and reclassified to income from discontinued operations (Note 3).

6.    EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$98,675	$74,955
Advances(1)	11,739	30,089
Distributions(2)	(10,353)	(14,772)
Income from equity-accounted investments in Canadian residential developments	3,508	8,200
Translation adjustment	(7,602)	203
Balance, end of period	$95,967	$98,675
(1) On February 22, 2022, the Company entered into a new joint venture investment, Symington LP. As at September 30, 2022, Tricon's share of the net assets of Symington LP was $1,289 and nominal income was earned by the joint venture during the nine months ended September 30, 2022.
(2) On April 12, 2022, the Company sold two-thirds of its original 30% equity ownership interest in Queen & Ontario to its institutional partner.

7.     CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$133,250	$110,018
Development expenditures	8,776	12,748
Fair value adjustments	(440)	10,098
Translation adjustment(1)	(10,608)	386
Balance, end of period	$130,978	$133,250
(1) During the year, the USD/CAD exchange rate fluctuated from 1.2678 as at December 31, 2021 to 1.3707 as at September 30, 2022, resulting in a foreign currency translation adjustment of $10,608.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company earned $388 and $1,056 of commercial rental income from The Shops of Summerhill for the three and nine months ended September 30, 2022, respectively (2021 - $393 and $928), which is classified as other income.

8.    INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

The following table presents the changes in the investments in U.S. residential developments for the nine months ended September 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Opening balance	$143,153	$164,842
Advances(1)	10,165	6,706
Distributions	(31,899)	(55,744)
Derecognition of investment in U.S. residential developments	—	(4,377)
Income from investments in U.S. residential developments(2)	12,987	31,726
Balance, end of period	$134,406	$143,153

Internal debt instruments	$1,308	$8,629
Equity	133,098	134,524
Total investments in U.S. residential developments	$134,406	$143,153
(1) Advances to U.S. residential developments for the nine months ended September 30, 2022 includes $2,760 in non-cash contributions related to the syndication of the Company's investment in Bryson MPC Holdings LLC to THPAS Development JV-2 LLC (2021 - nil).
(2) There were no realized gains or losses included in the income from investments in U.S. residential developments for the nine months ended September 30, 2022 (2021 - nil).

Valuation methodology

The investments are measured at fair value as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions. THPAS Development JV-2 LLC is valued at cost, given the proximity of the initial investment to the reporting date.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		September 30, 2022		December 31, 2021
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information

Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate (1) b) Future cash flow c) Appraised value	8.0 - 20.0%	16.4%	8.0 - 20.0%	16.6%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.

Price per acre of land, timing of project funding requirements and distributions.

Estimated probability of default.
		1 - 10 years	6.0 years	1 - 9 years	6.1 years
(1) Generally, an increase in future cash flow will result in an increase in the fair value of debt instruments and fund equity investments. An increase in the discount rate will result in a decrease in the fair value of debt instruments and fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Sensitivity

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $9,884 and a decrease of 2.5% in the discount rate results in an increase in fair value of $10,425 (December 31, 2021 - ($10,647) and $11,935, respectively).

9.     FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed interim consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

•Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	September 30, 2022			December 31, 2021
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 4)	$—	$—	$11,103,970	$—	$—	$7,978,396
Canadian development properties (Note 7)	—	—	130,978	—	—	133,250
Investments in U.S. residential developments (Note 8)	—	—	134,406	—	—	143,153
Derivative financial instruments (Note 17)	—	7,588	—	—	363	—
	$—	$7,588	$11,369,354	$—	$363	$8,254,799
Liabilities
Derivative financial instruments (Note 17)	$—	$75,036	$—	$—	$230,305	$—
Limited partners' interests in single-family rental business	—	—	1,648,275	—	—	947,452
	$—	$75,036	$1,648,275	$—	$230,305	$947,452

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

There have been no transfers between levels for the nine months ended September 30, 2022.

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

10.    INCOME TAXES

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021
Income tax recovery (expense) - current	$29,860	$(415)	$28,294	$44,042
Income tax expense - deferred	(72,087)	(66,745)	(183,578)	(180,976)
Income tax expense from continuing operations	$(42,227)	$(67,160)	$(155,284)	$(136,934)

Income tax expense from discontinued operations - current	(45,094)	—	$(45,094)	$(46,502)
Income tax recovery from discontinued operations - deferred	40,482	—	40,482	56,164
Income tax (expense) recovery from discontinued operations	$(4,612)	$—	$(4,612)	$9,662

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$78,847	$96,945
Deferred income tax assets to be recovered within 12 months	—	—
Total deferred income tax assets	$78,847	$96,945

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$589,592	$461,689
Deferred income tax liabilities reversing within 12 months	—	—
Total deferred income tax liabilities	$589,592	$461,689

Net deferred income tax liabilities	$510,745	$364,744

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of period	$364,744	$195,627
Charge to the statement of comprehensive income	143,096	178,319
Charge (credit) to equity	1,457	(9,173)
Other	1,448	(29)
Net deferred income tax liabilities, end of period	$510,745	$364,744

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets
At December 31, 2021	$10,731	$8,658	$10,681	$12,912	$46,997	$6,966	$96,945
(Reversal) / Addition	(10,731)	(1,276)	(2,466)	(3,399)	1,443	(1,669)	(18,098)
At September 30, 2022	$—	$7,382	$8,215	$9,513	$48,440	$5,297	$78,847

(in thousands of U.S. dollars)			Investments	Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities
At December 31, 2021			$—	$461,062	$—	$627	$461,689
Addition / (Reversal)			5,148	122,859	523	(627)	127,903
At September 30, 2022			$5,148	$583,921	$523	$—	$589,592

The Company believes it will have sufficient future income to realize the deferred income tax assets.

11.     REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Base rent	$140,549	$92,159	$382,008	$262,621
Other revenue(1)(2)	11,264	6,452	30,114	16,831
Non-lease component	18,956	16,510	52,570	42,064
Total revenue from single-family rental properties(2)	$170,769	$115,121	$464,692	$321,516
(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.
(2) The comparative periods have been reclassified to conform with the current period presentation. Resident recoveries of $1,144 and $3,144 for the three and nine months ended September 30, 2021, respectively, which were previously recorded as a reduction in direct operating expenses, have been reclassified to other revenue from single-family rental properties.

12.    REVENUE FROM PRIVATE FUNDS AND ADVISORY SERVICES

The components of the Company’s revenue from private funds and advisory services are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Asset management fees	$3,252	$3,226	$9,454	$9,333
Performance fees(1)	101,242	660	110,329	5,233
Development fees	5,055	5,414	17,073	16,425
Property management fees	2,921	1,672	8,412	2,024
Total revenue from private funds and advisory services	$112,470	$10,972	$145,268	$33,015
(1) The Company recognized performance fee income of $99,865 from the anticipated sale of Tricon's remaining equity interests in its U.S. multi-family rental portfolio during the three months ended September 30, 2022. These fees were recognized on the basis that it was highly probable that a significant reversal in the amount of the revenue recognized will not occur in accordance with IFRS 15. The Company completed the transaction subsequent to quarter-end (Note 3).

13.    OTHER INCOME

Gain on sale - Bryson MPC Holdings LLC

Following the Company's designation of Bryson MPC Holdings LLC ("Bryson") as assets held for sale as at June 30, 2022, the Company completed the sale of its 100% interest in Bryson to THPAS Development JV-2 LLC ("THPAS JV-2") on September 1, 2022. The Company recorded a gain of $5,060 from the sale, as described below, and no transaction costs were incurred by the Company as part of the sale.

(in thousands of U.S. dollars)	Bryson MPC Holdings LLC sale
Assets held for sale	$21,591
Liabilities held for sale	(12,850)
Net assets held for sale	8,741
Proceeds from sale(1)	13,801
Gain on sale	$5,060
(1) Cash consideration of $11,041 was received by the Company and non-cash consideration of $2,760 was retained by the Company reflecting an in-kind contribution in respect of its ownership interest in THPAS JV-2.

Commercial rental income and other

Other income for the three and nine months ended September 30, 2022 was $388 and $3,809, respectively, and was comprised of commercial rental income from The Shops of Summerhill and lot sales from Bryson (2021 - $393 and $928).

14.    AMOUNTS RECEIVABLE

Amounts receivable consist of rent receivables, trade receivables, income tax recoverable and other receivables.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Rent receivables	$3,494	$4,510
Trade receivables(1)	104,079	4,818
Income tax recoverable	3,062	2,771
Other receivables(2)	7,850	29,483
Total amounts receivable	$118,485	$41,582
(1) Trade receivables include $99,865 of performance fees from the anticipated sale of the Company's interest in its U.S. multi-family rental portfolio, which has subsequently closed.
(2) Other receivables are comprised of amounts due from affiliates and various amounts recoverable from third parties.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

15.    DEBT

The following table presents a summary of the Company's outstanding debt as at September 30, 2022:

		September 30, 2022
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor		Interest rate cap		Effective interest rates(1)	Extension options(2)	Total facility	Outstanding balance

SFR JV-HD subscription facility(4)	May 2023	SOFR+2.00%	0.15	% SOFR	N/A		3.20%	one year	$150,000	$130,000
SFR JV-2 subscription facility(5)	July 2023	SOFR+2.00%	0.15	% SOFR	N/A		3.20%	one year	500,000	339,000
Term loan(3),(6)	October 2023	SOFR+2.30%	0.50	% SOFR	5.50	% SOFR	3.55%	one year	223,954	223,954
Securitization debt 2017-2(3)	January 2024	3.68%	N/A		N/A		3.68%	N/A	351,095	351,095
Warehouse credit facility 2022(7)	January 2024	SOFR+1.85%	0.15	% SOFR	3.25	% SOFR	3.04%	one year	50,000	—
SFR JV-HD warehouse credit facility(8)	May 2024	LIBOR+1.90%	0.15	% LIBOR	2.60	% LIBOR	3.15%	one year	375,000	374,834
SFR JV-2 warehouse credit facility(9)	July 2024	SOFR+1.99%	0.10	% SOFR	3.25	% SOFR	3.19%	one year	700,000	699,942
Securitization debt 2018-1(3)	May 2025	3.96%	N/A		N/A		3.96%	N/A	306,390	306,390
SFR JV-1 securitization debt 2019-1(3)	March 2026	3.12%	N/A		N/A		3.12%	N/A	332,454	332,454
SFR JV-1 securitization debt 2020-1(3)	July 2026	2.43%	N/A		N/A		2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1(3)	July 2026	2.57%	N/A		N/A		2.57%	N/A	682,956	682,956
SFR JV-2 securitization debt 2022-1(3),(10)	April 2027	4.32%	N/A		N/A		4.32%	N/A	530,387	530,387
Securitization debt 2020-2(3)	November 2027	1.94%	N/A		N/A		1.94%	N/A	429,900	429,900
SFR JV-2 securitization debt 2022-2(3),(11)	July 2028	5.47%	N/A		N/A		5.47%	N/A	348,044	348,044
SFR JV-2 delayed draw term loan(3),(12)	September 2028	5.39%	N/A		N/A		5.39%	N/A	200,000	194,977
Single-family rental properties borrowings							3.36%		5,733,062	5,496,815

The Shops of Summerhill mortgage(13)	November 2022	5.35%	N/A		N/A		5.35%	N/A	10,914	10,914
Construction facility(14)	June 2026	Prime+1.25%	N/A		N/A		4.12%	one year	167,808	293
Canadian development properties borrowings							5.32%		178,722	11,207

Corporate office mortgages	November 2024	4.25%	N/A		N/A		4.30%	N/A	12,661	12,661
Corporate credit facility(15)	June 2025	SOFR+3.10%	N/A		N/A		4.43%	N/A	500,000	182,000
Corporate borrowings							4.42%		512,661	194,661
										$5,702,683
Transaction costs (net of amortization)										(48,223)
Debt discount (net of amortization)										(760)
Total debt							3.40%		$6,424,445	$5,653,700

Current portion of long-term debt(2)										$480,321
Long-term debt										$5,173,379

Fixed-rate debt - principal value							3.42%			$3,752,660
Floating-rate debt - principal value							3.34%			$1,950,023
(1) The effective interest rate is determined using the average of the applicable reference rates for the nine months ended September 30, 2022.
(2) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(3) The term loan and securitization debt are secured, directly and indirectly, by approximately 24,500 single-family rental homes.
(4) On March 23, 2022, SFR JV-HD amended the subscription facility agreement to increase the commitment value to $150,000 and transition to Term Secured Overnight Financing Rate ("SOFR") as the reference rate. The maturity date and extension option of the facility remained unchanged.
(5) On March 9, 2022, SFR JV-2 amended the subscription facility agreement to increase the commitment value to $500,000 and transition to SOFR as the reference rate. The maturity date and extension option of the facility remained unchanged.
(6) On August 24, 2022, the Company amended the terms of its existing term loan facility. The maturity date of the term loan was extended from October 24, 2022 to October 24, 2023, with the option to extend for another year, subject to lender approval. The reference rate was transitioned from London Inter-Bank Offered Rate (“LIBOR”) to SOFR and the interest rate cap increased from 2.50% LIBOR to 5.50% SOFR. The amendment resulted in a loss on debt modification of $6,816 recognized in the consolidated statements of comprehensive income.
(7) On January 26, 2022, the Company entered into a new warehouse credit facility agreement with a commitment value of $50,000 and a one-year extension option. The Company has not drawn on this facility as at September 30, 2022.
(8) On October 3, 2022, SFR JV-HD amended its warehouse facility agreement to increase the maximum loan commitment to $490,000 and transition to SOFR as the reference rate. The maturity date and extension option of the facility remained unchanged.
(9) On March 8, 2022, SFR JV-2 amended the warehouse facility agreement to increase the commitment value to $700,000, transition to SOFR as the reference rate and lower the interest rate floor to 0.10% of SOFR. The maturity date and extension option of the facility remained unchanged.
(10) On April 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of $530,387, a weighted average coupon of 4.32% (including servicing fees) and a term to maturity of five years, secured indirectly by a pool of 2,484 single-family rental homes. The transaction proceeds were used to refinance existing short-term SFR JV-2 debt and net proceeds of $29,900 were returned to SFR JV-2 to fund future acquisitions of rental properties.
(11) On July 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of $348,044, a weighted average fixed-rate coupon of 5.47% (including servicing fees) and a term to maturity of six years, secured indirectly by a pool of 1,684 single-family rental homes. The transaction proceeds were primarily used to pay down existing short-term SFR JV-2 debt.
(12) On September 1, 2022, SFR JV-2 entered into a new delayed draw term loan facility with a total commitment value of $200,000, a term to maturity of five years and a fixed rate of 5.39%. The initial loan proceeds were used to refinance existing short-term SFR JV-2 debt and to fund acquisitions of rental properties.
(13) The mortgage is secured by The Shops of Summerhill. On August 30 and September 26, 2022, the Company requested for two one-month extensions on the mortgage. The maturity date of the mortgage was amended to November 1, 2022 and the interest rate was changed to 5.35% for the extended period. On October 27, 2022, the Company refinanced The Shops of Summerhill mortgage by entering into a new facility with a total commitment of $16,000 (C$21,800) and a term to maturity of three years. The loan carries a fixed interest rate of 5.58% and is secured by The Shops of Summerhill. The Company used the loan proceeds to pay off the existing facility and repatriated $5,100 (C$6,800) of excess proceeds.
(14) The construction facility is secured by the land under development at The James (Scrivener Square). During the nine months ended September 30, 2022, the Company made the first draw on the facility and amended the maturity date to June 30, 2026. The extension option of the facility remained unchanged.
(15) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. On August 22, 2022, the Company amended the corporate credit facility agreement to extend the maturity date to June 30, 2025 and transition to SOFR as the reference rate. As part of the corporate credit facility, the Company designated $35,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at September 30, 2022, the letters of credit outstanding totaled $10,844 (C$14,863).

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total

2022	$—	$10,914	$118	$11,032
2023	692,954	—	386	693,340
2024	351,095	—	12,157	363,252
2025	1,381,167	—	182,000	1,563,167
2026	1,568,292	293	—	1,568,585
2027 and thereafter	1,503,307	—	—	1,503,307
	5,496,815	11,207	194,661	5,702,683
Transaction costs (net of amortization)				(48,223)
Debt discount (net of amortization)				(760)
Total debt				$5,653,700

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Fair value of debt

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at September 30, 2022.

	September 30, 2022
(in thousands of U.S. dollars)	Fair value	Carrying value

Securitization debt 2017-2	$344,231	$350,711
Securitization debt 2018-1	298,174	306,014
SFR JV-1 securitization debt 2019-1	313,081	328,069
SFR JV-1 securitization debt 2020-1	496,509	546,276
SFR JV-1 securitization debt 2021-1	610,102	674,349
SFR JV-2 securitization debt 2022-1	492,047	522,499
Securitization debt 2020-2	373,379	424,173
SFR JV-2 securitization debt 2022-2	342,010	342,186
SFR JV-2 delayed draw term loan	193,327	193,327
The Shops of Summerhill mortgage	10,914	10,914
Corporate office mortgages	12,130	12,661
Total	$3,485,904	$3,711,179

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

16.    DUE TO AFFILIATE

Structured entity – Tricon PIPE LLC (the “Affiliate”)

Tricon PIPE LLC (the “Affiliate” or “LLC”) was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity.

During the nine months ended September 30, 2022, 4,675 preferred units were exchanged for 554,832 common shares of the Company at $8.50 per share. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4,675. As at September 30, 2022, the Affiliate has a preferred unit liability of $295,325 (December 31, 2021 - $300,000) and a promissory note receivable from Tricon of $295,325 (December 31, 2021 - $300,000).

During the nine months ended September 30, 2022, the Affiliate earned interest income of $12,777 (2021 - $12,938) from the Company and recognized dividends declared of $12,777 (2021 - $12,938).

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the promissory note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the nine months ended September 30, 2022 (2021 - nil).

Promissory note – between Tricon entities

The promissory note payable to Tricon PIPE LLC (“Promissory Note” or “Due to Affiliate”) recognized on the condensed interim consolidated balance sheets was calculated as follows:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Principal amount outstanding	$295,325	$300,000
Less: Discount and transaction costs (net of amortization)	(39,827)	(43,638)
Due to Affiliate	$255,498	$256,362

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The fair value of the Promissory Note was $208,884 as of September 30, 2022 (December 31, 2021 - $283,150). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

17.    DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains a mandatory prepayment option that is intermingled with other options in connection with the preferred units issued by Tricon PIPE LLC (including exchange and redemption rights), as exercising the mandatory prepayment option effectively terminates the other options. Although the exchange and redemption rights exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9, Financial Instruments: Recognition and Measurement. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	September 30, 2022	December 31, 2021
Risk-free rate (1)	4.37%	1.25%
Implied volatility (2)	37.32%	25.32%
Dividend yield (3)	2.69%	1.52%
(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

	Conversion/redemption options(1)	Exchange/prepayment options(2)	Interest rate caps(2)	Total
(in thousands of U.S. dollars)

For the nine months ended September 30, 2022
Derivative financial (liabilities) assets, beginning of period	$—	$(230,305)	$363	$(229,942)
Derivative financial instruments exchanged into common shares of the Company	—	3,299	—	3,299
Addition of interest rate caps	—	—	204	204
Fair value gain	—	151,970	7,021	158,991
Derivative financial instruments - end of period	$—	$(75,036)	$7,588	$(67,448)

For the year ended December 31, 2021
Derivative financial assets (liabilities), beginning of year	$841	$(45,494)	$—	$(44,653)
Derivative financial instruments converted into common shares of the Company	34,398	—	—	34,398
Addition of interest rate caps	—	—	490	490
Fair value loss	(35,239)	(184,811)	(127)	(220,177)
Derivative financial instruments - end of year	$—	$(230,305)	$363	$(229,942)
(1) The conversion/redemption options represented features of the Company's convertible debentures which were redeemed in full on September 9, 2021.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(2) As at September 30, 2022, the interest rate caps are presented as an asset of $7,588 and the exchange and prepayment features related to Due to Affiliate are presented as a liability of $75,036.

For the nine months ended September 30, 2022, there was a fair value gain on the Due to Affiliate of $151,970. The fair value gain on the derivatives was primarily driven by an increase in the risk-free interest rate and a decrease in Tricon's share price, on a USD-converted basis, which served to decrease the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

18.    INTEREST EXPENSE

Interest expense is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

SFR JV-HD subscription facility	$1,443	$351	$2,827	$441
SFR JV-2 subscription facility	4,674	1,062	9,805	1,062
Warehouse credit facility(1)	—	146	—	451
Term loan(3)	1,913	1,441	4,916	6,203
Securitization debt 2017-2	3,266	3,331	9,856	10,020
Warehouse credit facility 2022	52	—	160	—
SFR JV-HD warehouse credit facility	3,624	305	6,052	471
SFR JV-2 warehouse credit facility	6,606	103	13,873	103
Securitization debt 2018-1	3,054	3,105	9,223	9,324
SFR JV-1 securitization debt 2019-1	2,609	2,595	7,831	7,785
SFR JV-1 securitization debt 2020-1	3,385	3,366	10,155	10,100
SFR JV-1 securitization debt 2021-1	4,416	—	13,244	—
SFR JV-2 securitization debt 2022-1	5,753	—	11,116	—
Securitization debt 2020-2	2,110	2,141	6,381	6,444
SFR JV-2 securitization debt 2022-2	4,510	—	4,510	—
SFR JV-2 delayed draw term loan	457	—	457	—
Securitization debt 2017-1(1)	—	4,126	—	12,415
SFR JV-1 subscription facility(1)	—	86	—	1,112
SFR JV-1 warehouse credit facility(1)	—	4,385	—	8,665
Term loan 2(1)	—	—	—	1,191
Single-family rental interest expense	47,872	26,543	110,406	75,787

The Shops of Summerhill mortgage	121	114	339	344
Canadian development properties interest expense(2)	121	114	339	344

Corporate office mortgages	115	117	339	352
Corporate credit facility	2,683	1,405	5,248	3,225
Corporate interest expense	2,798	1,522	5,587	3,577

Amortization of financing costs	3,567	2,569	9,316	6,820
Amortization of debt discounts	1,198	1,392	3,530	5,184
Debentures interest(4)	—	1,804	—	6,732
Interest on Due to Affiliate	4,245	4,313	12,777	12,938
Interest on lease obligation	293	304	857	650
Total interest expense	$60,094	$38,561	$142,812	$112,032

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(1) These facilities were fully repaid in 2021.
(2) Canadian development properties capitalized $1 and $412 of interest for the three and nine months ended September 30, 2022, respectively (2021 - $193 and $1,357).
(3) For the three and nine months ended September 30, 2022, interest expense on the term loan includes $424 of non-cash impact related to the modification described in Note 15.
(4) The outstanding balance of convertible debentures was redeemed in full on September 9, 2021 and $3,497 was recognized as a loss on debt extinguishment for the three and nine months ended September 30, 2021.

19.    DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)
Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share(1)	Total dividend amount(1)	Dividend reinvestment plan ("DRIP")(2)

March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$0.058	$15,868	$984
May 10, 2022	June 30, 2022	July 15, 2022	273,653,385	0.058	15,872	967
August 9, 2022	September 30, 2022	October 17, 2022	273,760,820	0.058	15,878	472
					$47,618	$2,423

March 2, 2021	March 31, 2021	April 15, 2021	193,856,464	$0.056	$10,792	$1,483
May 11, 2021	June 30, 2021	July 15, 2021	209,618,719	0.056	11,839	1,623
August 10, 2021	September 30, 2021	October 15, 2021	226,122,875	0.055	12,424	1,161
November 8, 2021	December 31, 2021	January 17, 2022	272,773,225	0.058	15,821	1,572
					$50,876	$5,839
(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends noted above were declared and paid in Canadian dollars in the amount of C$0.07; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.
(2) Prior to November 8, 2021, dividends reinvested were translated to U.S. dollars using the daily exchange rate on the date common shares were issued.

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the nine months ended September 30, 2022, 264,744 common shares were issued under the DRIP (2021 - 445,643) for a total amount of $3,523 (2021 - $4,513).

20.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of September 30, 2022, there were 273,760,820 common shares issued by the Company (December 31, 2021 - 272,773,225), of which 273,155,710 were outstanding (December 31, 2021 - 272,176,046) and 605,110 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2021 - 597,179) (Note 22).

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	September 30, 2022		December 31, 2021
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital

Beginning balance	272,176,046	$2,114,783	193,175,802	$1,192,963
Bought deal offering	—	—	15,480,725	161,842
Debentures conversion	—	—	16,449,980	206,798
U.S. initial public offering and private placement	—	—	46,248,746	547,605
Shares issued under DRIP (1)	264,744	3,523	531,667	5,674
Stock-based compensation exercised (2)	168,019	739	517,192	2,957
Preferred units exchanged (Note 16)	554,832	8,015	—	—
Shares repurchased and reserved for restricted share awards (3)	(7,931)	(102)	(228,066)	(3,056)
Ending balance	273,155,710	$2,126,958	272,176,046	$2,114,783
(1) In the first nine months of 2022, 264,744 common shares were issued under the DRIP at an average price of $13.31 per share.
(2) In the first nine months of 2022, 168,019 common shares were issued upon the exercise of 241,769 vested deferred share units (DSUs) and 8,334 vested stock options.
(3) In the first nine months of 2022, 7,931 common shares were reserved at $12.86 per share in accordance with the DRIP with respect to restricted share awards granted in prior years.

21.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2022	2021	2022	2021

Net income from continuing operations	$178,786	174,347	$723,491	$348,918
Non-controlling interest	860	1,041	2,995	2,417
Net income attributable to shareholders of Tricon from continuing operations	177,926	173,306	720,496	346,501
Net (loss) income attributable to shareholders of Tricon from discontinued operations	(2,335)	27,539	33,277	(26,368)
Net income attributable to shareholders of Tricon	$175,591	$200,845	$753,773	$320,133

Weighted average number of common shares outstanding	273,140,194	213,985,464	272,904,804	201,711,617
Adjustments for vested units	1,569,871	1,561,086	1,569,871	1,561,086
Weighted average number of common shares outstanding for basic earnings per share	274,710,065	215,546,550	274,474,675	203,272,703

Basic earnings per share
Continuing operations	$0.65	$0.80	$2.63	$1.70
Discontinued operations	(0.01)	0.13	0.12	(0.13)
Basic earnings per share	$0.64	$0.93	$2.75	$1.57

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 22), restricted shares (Note 20), deferred share units (Note 22) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 16). For the nine months ended September 30, 2021, the Company also had convertible debentures outstanding which were potentially dilutive. For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

price of the Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the three months ended September 30, 2022, the Company’s stock compensation plans resulted in 2,456,262 dilutive share units (2021 - 2,222,323), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price of $10.56 (C$13.78) for the period. Restricted shares and deferred share units are always considered dilutive, as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

For the nine months ended September 30, 2022, the Company’s stock compensation plans resulted in 2,694,298 dilutive share units (2021 - 2,032,810), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price of $12.86 (C$16.45) for the period.

Preferred units issued by the Affiliate

For the three and nine months ended September 30, 2022, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 16) was dilutive, as the associated interest expense, net of tax, and the fair value gain on derivative financial instruments would result in decreased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the three and nine months ended September 30, 2022, the impact of the preferred units was included (2021 - excluded).

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2022	2021	2022	2021

Net income attributable to shareholders of Tricon from continuing operations	$177,926	$173,306	$720,496	$346,501
Adjustment for preferred units interest expense - net of tax	4,607	—	13,775	—
Fair value gain on derivative financial instruments and other liabilities	(28,446)	—	(151,970)	—
Adjusted net income attributable to shareholders of Tricon from continuing operations	154,087	173,306	582,301	346,501
Net (loss) income attributable to shareholders of Tricon from discontinued operations	(2,335)	27,539	33,277	(26,368)
Adjusted net income attributable to shareholders of Tricon	$151,752	$200,845	$615,578	$320,133

Weighted average number of common shares outstanding	274,710,065	215,546,550	274,474,675	203,272,703
Adjustments for stock compensation	2,456,262	2,222,323	2,694,298	2,032,810
Adjustments for preferred units	34,744,118	—	34,854,924	—
Weighted average number of common shares outstanding for diluted earnings per share	311,910,445	217,768,873	312,023,897	205,305,513

Diluted earnings per share
Continuing operations	$0.49	$0.80	$1.87	$1.69
Discontinued operations	(0.01)	0.12	0.11	(0.13)
Diluted earnings per share(1)	$0.48	$0.92	$1.98	$1.56

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(1) For the three and nine months ended September 30, 2021, the Company’s convertible debentures were anti-dilutive, as debentures interest expense and loss on debt extinguishment, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon conversion. Therefore, in computing the diluted weighted average shares outstanding and the associated earnings per share amounts for the nine months ended September 30, 2021, the impact of the convertible debentures was excluded. The convertible debentures were redeemed in full on September 9, 2021.

22.    COMPENSATION EXPENSE

Compensation expense is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Salaries and benefits	$13,065	$10,651	$40,934	$30,218
Annual incentive plan ("AIP")	7,015	6,600	21,847	18,522
Long-term incentive plan ("LTIP")(1)	5,779	690	14,067	5,493
Total compensation expense(1)	$25,859	$17,941	$76,848	$54,233
(1) Comparative figures have been adjusted to conform with the current period presentation (Note 2).

The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below.

Annual incentive plan

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Cash-based	$4,955	$4,178	$16,317	$10,884
Equity-based	2,060	2,422	5,530	7,638
Total AIP expense	$7,015	$6,600	$21,847	$18,522

Cash-based AIP expense

For the nine months ended September 30, 2022, the Company recognized $16,317 in cash-based AIP expense (2021 - $10,884), of which $15,749 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2022.

The following table summarizes the movement in the AIP liability:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
Balance, beginning of period	$73	$631
AIP expense	16,317	15,922
Payments	(2,771)	(16,270)
Translation adjustment	(374)	(210)
Balance, end of period	$13,245	$73

Equity-based AIP expense

For the nine months ended September 30, 2022, the Company recognized $5,530 in equity-based AIP expense (2021 - $7,638), of which $2,801 (2021 - $1,785) relates to current-year entitlements of performance share units (PSUs), deferred share units (DSUs), stock options and restricted shares. The remaining $2,729 (2021 - $5,853) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date as the total liability amount is dependent on the Company's share price.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Of the total equity-based AIP expense, the Company recognized $832 (2021 - $4,844) in cash-settled AIP expense related to PSUs and $4,698 (2021 - $2,794) in equity-settled AIP expense related to DSUs, stock options and restricted shares.

The following table summarizes the movement in the PSU liability:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
Balance, beginning of period	$12,064	$6,489
PSU expense	832	10,321
Payments	(7,061)	(4,755)
Translation adjustment	(322)	9
Balance, end of period	$5,513	$12,064

Long-term incentive plan

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Cash-based	$5,664	$577	$13,588	$5,249
Equity-based	115	113	479	244
Total LTIP expense	$5,779	$690	$14,067	$5,493

Cash-based LTIP expense

For the nine months ended September 30, 2022, the Company increased its accrual related to cash-component LTIP by $13,588 (2021 - increase of $5,249) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
Balance, beginning of period	$21,431	$11,688
LTIP expense	13,588	13,532
Payments	(5,281)	(3,775)
Translation adjustment	(1,201)	(14)
Balance, end of period	$28,537	$21,431
Current portion of long-term incentive plan(1)	$4,744	$—
Non-current portion of long-term incentive plan	$23,793	$21,431
(1) The current portion of long-term incentive plan of $4,744 represents the estimated LTIP liability payable to eligible participants upon the closing of the sale of the Company's interest in its U.S. multi-family rental portfolio, which was completed subsequent to the quarter-end (Note 3).

Equity-based LTIP expense

For the nine months ended September 30, 2022, the Company recorded $479 in equity-based LTIP expense (2021 - $244), which relates to current-year entitlements as well as DSUs and stock options granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) is paid in DSUs vesting in equal tranches over a three-year period commencing on the anniversary date of each grant, pursuant to the LTIP as amended on May 6, 2019. LTIP DSU awards prior to this LTIP amendment date vested equally over a five-year period commencing on the anniversary of each grant. Compensation expense related to the stock options is recognized on a graded vesting basis.

Stock option plan

For the nine months ended September 30, 2022, the Company recorded a stock option expense of $146 (2021 - $188), comprised of $146 of AIP expense (2021 - $173) and no LTIP expense (2021 - $15).

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables summarize the movement in the stock option plan during the nine months ended September 30, 2022 and the year ended December 31, 2021.

	TSX		NYSE
For the nine months ended September 30, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	1,985,563	$10.45	31,764	$14.67
Exercised	(8,334)	9.81	—	—
Ending balance - outstanding	1,977,229	$10.45	31,764	$14.67

	TSX		NYSE
For the year ended December 31, 2021	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	2,241,339	$10.34	—	$—
Granted	25,890	18.85	31,764	14.67
Exercised	(281,666)	10.37	—	—
Ending balance - outstanding	1,985,563	$10.45	31,764	$14.67

The following table summarizes the stock options outstanding as at September 30, 2022:

		September 30, 2022
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)

November 14, 2016	November 14, 2023	550,000	550,000	$8.85	—
December 15, 2017	December 15, 2024	800,000	800,000	11.35	—
December 17, 2018	December 17, 2025	401,959	401,959	9.81	—
December 15, 2020	December 15, 2027	199,380	66,459	11.50	—
December 15, 2021	December 15, 2028	25,890	—	18.85	—
December 15, 2021	December 15, 2028	31,764	—	—	14.67
Total		2,008,993	1,818,418	$10.45	$14.67

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
Amounts payable and accrued liabilities(1)	$18,758	$12,137
Equity - contributed surplus	17,022	13,332
Total AIP	$35,780	$25,469
(1) This balance includes outstanding PSU liability of $5,513 (2021 - $12,064) and cash-based AIP liability of $13,245 (2021 - $73).

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
LTIP - liability	$28,537	$21,431
Equity - contributed surplus	6,844	7,914
Total LTIP	$35,381	$29,345

23.    PERFORMANCE FEES LIABILITY

The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense.

The following table summarizes the movement in performance fees liability for the nine months ended September 30, 2022 and the year ended December 31, 2021:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
Balance, beginning of period	$48,358	$6,242
Contributions from equity holders	971	—
Performance fees expense	32,056	42,272
Payments	—	(196)
Translation adjustment	(499)	40
Balance, end of period	$80,886	$48,358
Current portion of performance fees liability(1)	$45,189	$—
Non-current portion of performance fees liability	$35,697	$48,358
(1) The current portion of performance fees liability of $45,189 represents the estimated performance fees payable to participating unitholders upon the closing of the sale of the Company's interest in its U.S. multi-family rental portfolio, which was completed subsequent to the quarter-end (Note 3).

For the nine months ended September 30, 2022, the Company recorded a total of $108,904 (2021 - $55,944) in connection with employment-related costs, including compensation expense (Note 22) and performance fees expense.

24.    SEGMENTED INFORMATION

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the nine months ended September 30, 2022, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $79,443 (2021 - $50,107), development revenues earned from consolidated entities totaling $1,141 (2021 - $1,169) and asset management revenues earned from consolidated entities totaling $7,543 (2021 - $2,394), which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the three months ended September 30, 2022	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$170,769	$—	$—	$—	$—	$170,769
Direct operating expenses	(54,464)	—	—	—	—	(54,464)
Net operating income from single-family rental properties	116,305	—	—	—	—	116,305

Revenue from private funds and advisory services	—	—	—	112,470	—	112,470

Income from equity-accounted investments in multi-family rental properties	—	169	—	—	—	169
Income from equity-accounted investments in Canadian residential developments	—	—	3,621	—	—	3,621
Other income	—	—	388	—	5,060	5,448
Income from investments in U.S. residential developments	—	—	5,680	—	—	5,680
Compensation expense	—	—	—	—	(25,859)	(25,859)
Performance fees expense	—	—	—	—	(4,375)	(4,375)
General and administration expense	—	—	—	—	(14,048)	(14,048)
Loss on debt modification and extinguishment	—	—	—	—	(6,816)	(6,816)
Transaction costs	—	—	—	—	(3,658)	(3,658)
Interest expense	—	—	—	—	(60,094)	(60,094)
Fair value gain on rental properties	—	—	—	—	107,166	107,166
Fair value loss on Canadian development properties	—	—	—	—	(1,314)	(1,314)
Fair value gain on derivative financial instruments and other liabilities	—	—	—	—	31,866	31,866
Amortization and depreciation expense	—	—	—	—	(3,853)	(3,853)
Realized and unrealized foreign exchange gain	—	—	—	—	623	623
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	—	(42,318)	(42,318)
Income tax expense	—	—	—	—	(42,227)	(42,227)
Segment net income (loss) from continuing operations	$116,305	$169	$9,689	$112,470	$(59,847)	$178,786
Segment net loss from discontinued operations	—	(2,335)	—	—	—	(2,335)
Segment net income (loss)	$116,305	$(2,166)	$9,689	$112,470	$(59,847)	$176,451
(1) Financial information for each segment is presented on a consolidated basis.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the nine months ended September 30, 2022	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$464,692	$—	$—	$—	$—	$464,692
Direct operating expenses	(150,718)	—	—	—	—	(150,718)
Net operating income from single-family rental properties	313,974	—	—	—	—	313,974

Revenue from private funds and advisory services	—	—	—	145,268	—	145,268

Income from equity-accounted investments in multi-family rental properties	—	499	—	—	—	499
Income from equity-accounted investments in Canadian residential developments	—	—	3,508	—	—	3,508
Other income	—	—	1,056	—	7,813	8,869
Income from investments in U.S. residential developments	—	—	12,987	—	—	12,987
Compensation expense	—	—	—	—	(76,848)	(76,848)
Performance fees expense	—	—	—	—	(32,056)	(32,056)
General and administration expense	—	—	—	—	(40,828)	(40,828)
Loss on debt modification and extinguishment	—	—	—	—	(6,816)	(6,816)
Transaction costs	—	—	—	—	(11,359)	(11,359)
Interest expense	—	—	—	—	(142,812)	(142,812)
Fair value gain on rental properties	—	—	—	—	802,573	802,573
Fair value loss on Canadian development properties	—	—	—	—	(440)	(440)
Fair value gain on derivative financial instruments and other liabilities	—	—	—	—	158,991	158,991
Amortization and depreciation expense	—	—	—	—	(10,844)	(10,844)
Realized and unrealized foreign exchange gain	—	—	—	—	662	662
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	—	(246,553)	(246,553)
Income tax expense	—	—	—	—	(155,284)	(155,284)
Segment net income from continuing operations	$313,974	$499	$17,551	$145,268	$246,199	$723,491
Segment net income from discontinued operations	—	33,277	—	—	—	33,277
Segment net income	$313,974	$33,776	$17,551	$145,268	$246,199	$756,768
(1) Financial information for each segment is presented on a consolidated basis.

25.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $464,362 as at September 30, 2022. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 16.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transactions with related parties

The following table lists the related party balances included within the condensed interim consolidated financial statements.

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Revenue from private funds and advisory services	$112,470	$10,972	$145,268	$33,015
Income from equity-accounted investments in multi-family rental properties	169	18	499	178
Income (loss) from equity-accounted investments in Canadian residential developments	3,621	(1,909)	3,508	(1,885)
Income from investments in U.S. residential developments	5,680	6,286	12,987	21,196
Performance fees (expense) recovery	(4,375)	293	(32,056)	(1,418)
Gain on sale of Bryson MPC Holdings LLC	5,060	—	5,060	—
Net income recognized from related parties	$122,625	$15,660	$135,266	$51,086

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s condensed interim consolidated financial statements.

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021

Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$109,709	$11,906
Employee relocation housing loan(1)	1,459	1,578
Loan receivables from portfolio investments	1,308	8,629
Annual incentive plan(2)	35,780	25,469
Long-term incentive plan(2)	35,381	29,345
Performance fees liability	80,886	48,358
Dividends payable	477	472
Other payables to related parties included in amounts payable and accrued liabilities	22	200
(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees deemed to be key management personnel of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at September 30, 2022 (December 31, 2021 - nil).

26.    FINANCIAL RISK MANAGEMENT

The Company is experiencing the effect of rising interest rates and inflation, which touches all aspects of its business, including its ability to negotiate contract terms and make investment and financing decisions. The Company is exposed to the following risks as a result of holding financial instruments, as well as real estate assets that are measured at fair value: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments, as well as rental properties and development properties), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist of long-term fixed-rate debt and floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $3,752,660 in fixed-rate debt and $1,950,023 in variable-rate debt as at September 30, 2022. If interest rates had been 50 basis points higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the nine months ended September 30	2022		2021
(in thousands of U.S. dollars)	50 bps increase	50 bps decrease	50 bps increase	50 bps decrease

Interest expense	$6,009	$(8,615)	$1,752	$(198)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the nine months ended September 30	2022		2021
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Assets
Equity-accounted investments in multi-family rental properties	$197	$(197)	$187	$(187)
Equity-accounted investments in Canadian residential developments	960	(960)	900	(900)
Canadian development properties	1,310	(1,310)	1,189	(1,189)
Investments in U.S. residential developments	1	(1)	4	(4)
	$2,468	$(2,468)	$2,280	$(2,280)

Liabilities
Debt	239	(239)	479	(479)
	$239	$(239)	$479	$(479)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 17), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk, including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation. The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. At September 30, 2022, the Company’s exposure to credit risk arising from its investment in debt instruments was $1,308 (December 31, 2021 – $8,629). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising from loans advanced by investees to individual real estate development projects.

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at September 30, 2022, the Company had rent receivables of $3,494 (December 31, 2021 – $4,510), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company’s financial liabilities at September 30, 2022 and December 31, 2021, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at September 30, 2022	Due on demand and in 2022	From 2023 to 2024	From 2025 to 2026	2027 and thereafter	Total
Liabilities
Debt(1)	$11,032	$1,056,592	$3,131,752	$1,503,307	$5,702,683
Other liabilities	—	9,546	8,907	19,165	37,618
Limited partners' interests in single-family rental business	—	—	805,428	842,847	1,648,275
Derivative financial instruments	—	—	—	75,036	75,036
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	198,210	—	—	—	198,210
Resident security deposits	72,359	—	—	—	72,359
Dividends payable	15,878	—	—	—	15,878
Total	$297,479	$1,066,138	$3,946,087	$2,735,680	$8,045,384
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(in thousands of U.S. dollars)
As at December 31, 2021	Due on demand and in 2022	From 2023 to 2024	From 2025 to 2026	2027 and thereafter	Total
Liabilities
Debt(1)	$254,805	$822,163	$2,439,432	$438,251	$3,954,651
Other liabilities	—	8,538	7,863	18,347	34,748
Limited partners' interests in single-family rental business	—	—	600,572	346,880	947,452
Derivative financial instruments	—	—	—	230,305	230,305
Due to Affiliate	—	—	—	300,000	300,000
Amounts payable and accrued liabilities	102,954	—	—	—	102,954
Resident security deposits	56,785	—	—	—	56,785
Dividends payable	15,821	—	—	—	15,821
Total	$430,365	$830,701	$3,047,867	$1,333,783	$5,642,716
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at September 30, 2022	Due in 2022	From 2023 to 2024	From 2025 to 2026	2027 and thereafter	Total
Principal
Debt(1),(2)	$11,032	$1,056,592	$3,131,752	$1,503,307	$5,702,683
Due to Affiliate	—	—	—	295,325	295,325
Interest
Debt(1)(3)	43,817	358,893	225,079	65,275	693,064
Due to Affiliate(4)	4,245	33,962	33,962	138,146	210,315
Total	$59,094	$1,449,447	$3,390,793	$2,002,053	$6,901,387
(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.
(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(3) The future repayments include $36,969 of interest calculated based on the corporate credit facility balance outstanding as at September 30, 2022. On October 21, 2022, the Company fully paid down this facility with proceeds from the sale of the U.S multii-family rental portfolio (Note 28).
(4) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	September 30, 2022	December 31, 2021
Cash	$141,919	$176,894
Amounts receivable	118,485	41,582
Prepaid expenses and deposits	37,193	32,946
Assets held for sale	212,788	—
Current assets	510,385	251,422

Amounts payable and accrued liabilities	198,210	102,954
Resident security deposits	72,359	56,785
Dividends payable	15,878	15,821
Current portion of long-term debt	480,321	254,805
Current portion of long-term incentive plan	4,744	—
Current portion of performance fees liability	45,189	—
Current liabilities	816,701	430,365

Net current liabilities	$(306,316)	$(178,943)

During the nine months ended September 30, 2022, the change in the Company’s liquidity resulted in a working capital deficit of $306,316 (December 31, 2021 - deficit of $178,943). The working capital deficit is primarily due to debts coming due in May and July 2023, for which the Company intends to exercise available options to extend the applicable maturity dates, subject to lender approval. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows. In addition, the Company has set aside cash in separate bank accounts, presented as non-current restricted cash on the consolidated balance sheets, to settle its obligations for resident security deposits.

As of September 30, 2022, the outstanding amount under the corporate credit facility was $182,000 (December 31, 2021 - nil) and $318,000 (December 31, 2021 - $500,000) of the corporate credit facility remained available to the Company. During the nine months ended September 30, 2022, the Company received distributions of $45,896 (2021 - $44,172) from its investments.

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

27.    SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items from continuing operations presented in operating activities of the cash flow statement are shown below:

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Fair value gain on rental properties (Note 4)	$(107,166)	$(362,285)	$(802,573)	$(728,899)
Fair value loss on Canadian development properties (Note 7)	1,314	—	440	—
Fair value (gain) loss on derivative financial instruments and other liabilities (Note 17)	(31,866)	68,747	(158,991)	147,394
Income from investments in U.S. residential developments (Note 8)	(5,680)	(6,286)	(12,987)	(21,196)
Income from equity-accounted investments in multi-family rental properties (Note 5)	(169)	(18)	(499)	(178)
(Income) loss from equity-accounted investments in Canadian residential developments (Note 6)	(3,621)	1,909	(3,508)	1,885
Gain on Bryson MPC Holdings LLC disposition (Note 13)	(5,060)	—	(5,060)	—
Loss on debt modification and extinguishment (Notes 15, 18 )	6,816	3,497	6,816	3,497
Amortization and depreciation expense	3,853	3,812	10,844	9,311
Deferred income taxes (Note 10)	72,087	66,745	183,578	180,976
Net change in fair value of limited partners’ interests in single-family rental business	42,318	67,015	246,553	142,402
Amortization of debt discount and financing costs (Note 18)	4,765	3,961	12,846	12,004
Interest on lease obligation (Note 18)	293	304	857	650
Other non-cash interest (Note 18)	(424)	—	(424)	—
Long-term incentive plan (Note 22)	5,779	690	14,067	5,493
Annual incentive plan (Note 22)	7,015	6,600	21,847	18,522
Performance fees expense (recovery) (Note 23)	4,375	(293)	32,056	1,418
Unrealized foreign exchange gain	(5,198)	(3,108)	(9,682)	(8,811)
Adjustments for non-cash items from continuing operations	$(10,569)	$(148,710)	$(463,820)	$(235,532)

The following table presents the changes in non-cash working capital items from continuing operations for the periods ended September 30, 2022 and September 30, 2021.

	For the three months ended September 30		For the nine months ended September 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Amounts receivable	$(100,885)	$9,481	$(98,494)	$5,332
Prepaid expenses and deposits	8,356	(15,043)	(4,247)	(16,422)
Resident security deposits	7,029	4,334	15,574	7,591
Amounts payable and accrued liabilities	68,089	26,895	108,106	26,896
Deduct non-cash working capital items from discontinued operations	(45,094)	(505)	(45,094)	(29,890)
Changes in non-cash working capital items from continuing operations	$(62,505)	$25,162	$(24,155)	$(6,493)
(1) The movement in non-cash working capital for the nine months ended September 30, 2022 excludes $21,591 of assets and $12,850 of liabilities related to Bryson MPC Holdings LLC, which was sold on September 1, 2022 (Note 13).

Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

28.    SUBSEQUENT EVENTS

SFR financing transaction

On October 7, 2022, SFR JV-2 entered into a new term loan facility with a total commitment of $500,000, a term to maturity of three years and two one-year extension options, subject to lender approval. The loan carries a floating interest rate of one-month SOFR plus 2.10% (subject to a SOFR cap of 4.55%) and is secured initially by a pool of 1,962 single-family rental properties. The initial loan proceeds were primarily used to pay down existing short-term SFR JV-2 debt and to fund the acquisition of rental homes.

Normal course issuer bid

On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023.

U.S. multi-family portfolio sale

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio for gross proceeds of approximately $315,000, including approximately $100,000 of performance fees. The Company used the net proceeds primarily to repay outstanding debt on its corporate credit facility and strengthen its balance sheet flexibility to pursue future growth opportunities in its core single-family rental business.

The Shops of Summerhill mortgage refinancing

On October 27, 2022, the Company refinanced The Shops of Summerhill mortgage by entering into a new facility with a total commitment of $16,000 (C$21,800) and a term to maturity of three years. The loan carries a fixed interest rate of 5.58% and is secured by The Shops of Summerhill property. The Company used the loan proceeds to pay off the existing facility and repatriated $5,100 (C$6,800) of excess proceeds.

Quarterly dividend

On November 8, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after January 15, 2023 to shareholders of record on December 31, 2022.

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com